Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: CAPITAL PRODUCT PARTNERS L.P. (SEC No. 001-33373)
Subject Company: CRUDE CARRIERS CORP. (SEC File No. 001-34651)
CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2011 FINANCIAL RESULTS
ATHENS, Greece, July 29, 2011 — Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP), an international owner of modern double-hull tankers, today released its financial results for the second quarter ended June 30, 2011.
The Partnership’s net income for the quarter ended June 30, 2011 was $15.1 million, or $0.38 per limited partnership unit, which is $0.32 higher than the $0.06 per unit from the previous quarter ended March 31, 2011, and $0.22 higher than the $0.16 per unit from the second quarter of 2010. The Partnership’s reported net income for the quarter includes a $16.5 million gain from bargain purchase related to the purchase value of the M/V ‘Cape Agamemnon’ (‘Cape Agamemnon’) as the fair value of the vessel and the time charter exceeded the purchase consideration. In addition, we incurred $2.7 million in general and administrative expenses related to the definitive merger agreement with Crude Carriers Corp. (‘Crude Carriers’) announced on May 5, 2011, the proxy statement on Form F-4 filed with the Securities and Exchange Commission and the completion of the acquisition Cape Agamemnon.
Operating surplus for the quarter ended June 30, 2011 was $5.7 million, which is $3.4 million lower than the $9.1 million from the first quarter of 2011 and $4.5 million lower than the $10.2 million from the second quarter of 2010. The Partnership’s operating surplus for the quarter reflects the significant general and administrative expenses incurred in relation to the merger with Crude Carriers and the completion of the acquisition of Cape Agamemnon. The reduction on the recommended reserves is also the result of the timing of the acquisition of Cape Agamemnon and the issuance of 7.1 million units to Capital Maritime & Trading Corp. (‘Capital Maritime’) on June 10, 2011 as part payment for that acquisition. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)
Revenues for the second quarter of 2011 were $27.9 million, compared to $31.8 million in the second quarter of 2010. The Partnership’s revenues reflect the lower charter rates at which it re-chartered a number of its vessels whose original charters expired during the previous quarters and the off hire of the M/T ‘Amore Mio II’ for the duration of its scheduled special survey and dry-docking.

Total operating expenses for the second quarter of 2011 were $21.1 million, compared to $18.6 million in the second quarter of 2010. The operating expenses for the second quarter of 2011 included $7.9 million in fees for the commercial and technical management of the fleet paid to a subsidiary of Capital Maritime, $8.2 million in depreciation and $3.9 million in general and administrative expenses, of which $0.6 million was a non-cash charge related to the Omnibus Incentive Compensation Plan. As discussed above, in the general and administrative expenses we include $2.7 million related to the definitive merger agreement with Crude Carriers, the proxy statement on Form F-4 filed with the Securities and Exchange Commission and the completion of the acquisition Cape Agamemnon.
Net interest expense and finance cost for the second quarter of 2011 amounted to $8.1 million compared to $8.0 million for the second quarter of 2010.
As of June 30, 2011 the Partnership’s long-term debt increased by $25.0 million, which was used as part payment for the acquisition of the Cape Agamemnon, to $499.0 million compared to long- term debt of $474.0 million as of December 31, 2010. The Partners’ capital stood at $307.6 million, which is $67.8 million higher compared to the Partner’s capital as of December 31, 2010, following the issuance of 7.1 million units to Capital Maritime for the acquisition of the above mentioned vessel.
Fleet Developments
The charter of M/T Agisilaos (2006 Built, Hyundai Mipo 36,760 DWT, Ice Class 1A) with Capital Maritime was extended for an additional period of twelve months (+/-30 days). The twelve month extension is fixed at a gross daily charter rate of $13,500 ($13,331 net) and the charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The earliest expected redelivery is June 2012.
The charter of M/T Arionas (2006 Built, Hyundai Mipo 36,725 DWT, Ice Class 1A) with Capital Maritime was extended for an additional period of twelve months (+/-30 days). The twelve month extension is fixed at a gross daily charter rate of $13,800 ($13,628 net) and the charter is subject to a profit sharing arrangement which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the Institute Warranty Limits. The earliest expected redelivery is September 2012.

Market Commentary
Overall, in the second quarter 2011 the product tanker spot market saw a marked improvement, when compared to the second quarter of 2010, due to increased demand in the transatlantic and Caribbean markets and tighter vessel supply, which drove spot charter rates to a 30-month high.
The period charter market remained robust with increased activity for both shorter and longer term employment.
A number of recent modern product tanker sales reaffirmed an increase in asset prices, when compared to the same period last year, reflecting owners’ expectations for an improving market rate environment.
The product tanker order book continued to experience substantial slippage into 2011, as less than 50% of the expected Medium Range (‘MR’) and handy size tanker new buildings have been delivered on schedule. As a result, the current product tanker order book is considered amongst the most attractive in the shipping industry.
The crude tanker market remained soft compared to the same quarter last year, due to increased tonnage availability in most trading areas and high refinery outages throughout the second quarter of 2011.
Quarterly Cash Distribution
On July 22, 2011, the Board of Directors of the Partnership declared a cash distribution of $0.2325 per unit for the second quarter of 2011, in line with management’s annual guidance. The second quarter 2011 distribution will be paid on August 15, 2011 to unit holders of record on August 4, 2011.
M/V ‘Cape Agamemnon’ Acquisition
On June 10, 2011, the Partnership completed the acquisition of the dry cargo vessel M/V ‘Cape Agamemnon’ (179,221 dwt, built 2010, Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea) from Capital Maritime, including a 10-year highly attractive time charter.
As previously announced, as part of the consideration for the acquisition of the M/V Cape Agamemnon, the Partnership issued 7,100,000 CPLP common and GP units to Capital Maritime based on a $10.35 price per unit and paid $25.0 million in cash funded from a new credit facility provided by Credit Agricole Emporiki Bank. The new facility is non-amortizing until March 2013 and is priced at LIBOR plus 3.25%.

The purchase value of Cape Agamemnon of $83.5 used in our financial statements is calculated based on the issuance of the common units at their closing price of June 9th, 2011 i.e. $8.20 per unit.
Merger Agreement Update
As announced on May 5, 2011, the Partnership entered into a definitive agreement to merge with Crude Carriers in a unit for share transaction. The exchange ratio was set at 1.56 CPLP common units for each Crude Carriers share. CPLP will be the surviving entity in the merger and will continue to be structured as a master limited partnership but will remain a corporation for US tax purposes and unit holders will continue to receive a 1099 form. The Partnership expects that the merger will be completed during the third quarter of 2011.
Management Commentary
Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner commented: “We are pleased to have entered into two very important transactions during the course of the second quarter of 2011, the definitive merger agreement with Crude Carriers and the acquisition of the Cape Agamemnon, whose full impact on the Partnership’s results is expected from the fourth quarter onwards. We believe that our future distribution growth will be enhanced through the combination of these two transactions. We are also pleased to see a continuous improvement in product tanker earnings compared to the more subdued levels experienced in 2009 and 2010. The continued ‘slippage’ observed in product tanker deliveries combined with the recovery in demand for oil products, bodes well for the prospects of the product tanker market in the medium to long run. Given the company’s modern, high specification product tanker fleet, our ability to conduct spot and period business with most oil majors and traders and the Partnership’s track record of performance, we expect to be in a favorable position to capitalize on these developments.”
Conference Call and Webcast
Today, July 29, 2011 at 10:00 a.m. Eastern Daylight Time (U.S.), the Partnership will host an interactive conference call.
Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) 1452 542 301 (Standard International Dial-in). Please quote “Capital Product Partners.”

A replay of the conference call will be available until August 5, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) 1452 550 000 and the access code required for the replay is: 69648481#.
Slides and audio webcast:
The slide presentation accompanying the conference call will be available on the Partnership’s website at www.capitalpplp.com. An audio webcast of the call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.
Forward-Looking Statements:
The statements in this press release that are not historical facts, including our expectations regarding the completion of the merger with Crude Carriers, developments in the markets, our expectations regarding the results of the merger and the acquisition of the Cape Agamemnon, the employment of our vessels and their charters and expectations regarding our quarterly distribution may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.
Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 22 vessels, including 18 modern MR tankers, two small product tankers, one suezmax crude oil tanker, and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.
For more information about the Partnership, please visit our website: www.capitalpplp.com.
CPLP-F
Contact Details:

Capital GP L.L.C.	Investor Relations / Media

Ioannis Lazaridis, CEO and CFO	Matthew Abenante

+30 (210) 4584 950	Capital Link, Inc. (New York)

E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566

E-mail: cplp@capitallink.com
Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Income
(In thousands of United States Dollars, except number of units and earnings per unit)

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
	2011	2010	2011	2010

Revenues	$22,484	$29,495	$43,909	$61,828
Revenues — related party	5,368	2,259	11,597	3,411
Total Revenues	27,852	31,754	55,506	65,239
Expenses:
Voyage expenses	1,041	2,411	1,776	4,204
Vessel operating expenses — related party	7,854	7,254	14,903	14,426
Vessel operating expenses	79	552	79	1,034
General and administrative expenses	3,903	632	5,195	1,262
Depreciation	8,233	7,720	16,350	15,431

Operating income	6,742	13,185	17,203	28,882

Other income (expense), net:
Interest expense and finance cost	(8,244)	(8,265)	(16,469)	(16,523)
Gain from bargain purchase	16,526	—	16,526	—
Interest and other income	123	217	281	559

Total other income / (expense), net	8,405	(8,048)	338	(15,964)

Net income	15,147	5,137	17,541	12,918

Less:
Net loss/(income) attributable to CMTC operations	—	23	—	(983)

Partnership’s net income	$15,147	$5,160	$17,541	$11,935

General Partner’s interest in Partnership’s net income	$303	$103	$351	$239
Limited Partners’ interest in Partnership’s net income	$14,844	$5,057	$17,190	$11,696
Net income per:
• Common units (basic and diluted)	0.38	0.16	0.44	0.41
Weighted-average units outstanding:
• Common units (basic and diluted) 3	8,756,675	31,098,729	37,958,265	29,104,705

Capital Product Partners L.P.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of United States Dollars)

		As of
	As of June	December
	30, 2011	31, 2010
Assets
Current assets
Cash and cash equivalents	$37,868	$32,471
Trade accounts receivable	2,380	2,305
Due from related parties	3	2
Prepayments and other assets	458	278
Inventory	272	83

Total current assets	40,981	35,139

Fixed assets
Vessels, net	743,008	707,339

Total fixed assets	743,008	707,339

Other non-current assets
Above market acquired charters	55,075	8,062
Deferred charges, net	2,435	2,462
Restricted cash	5,500	5,250

Total non-current assets	806,018	723,113

Total assets	$846,999	$758,252

Liabilities and partners’ capital
Current liabilities
Current portion of long-term debt	$—	$—
Trade accounts payable	2,215	526
Due to related parties	5,782	4,544
Accrued liabilities	1,110	898
Deferred revenue	4,106	3,207

Total current liabilities	13,213	9,175

Long-term liabilities
Long-term debt	499,000	474,000
Deferred revenue	3,301	2,812
Derivative instruments	23,877	32,505

Total long-term liabilities	526,178	509,317

Total liabilities	539,391	518,492

Commitments and contingencies
Partners’ capital	307,608	239,760

Total liabilities and partners’ capital	$846,999	$758,252

Capital Product Partners L.P.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of United States Dollars)

	For the six-month period ended
	June 30,
	2011	2010
Cash flows from operating activities:
Net income	$17,541	$12,918
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	16,350	15,431
Gain from bargain purchase	(16,526)
Amortization of deferred charges	302	280
Amortization of above market acquired time and bare-boat charter	1,538	—
Equity compensation expense	1,159	—
Changes in operating assets and liabilities:
Trade accounts receivable	(75)	(2,775)
Due from related parties	(1)	8
Prepayments and other assets	(180)	131
Inventory	(189)	(115)
Trade accounts payable	1,689	288
Due to related parties	1,048	858
Accrued liabilities	22	(683)
Deferred revenue	1,388	(235)

Net cash provided by operating activities	24,066	26,106

Cash flows from investing activities:
Vessel acquisitions	(26,634)	(64,561)
Purchase of short-term investments	—	(77,229)
Maturity of short-term investments	—	91,519
Increase in restricted cash	(250)	(500)
Reclassification of short term investment to restricted cash	—	500

Net cash (used in) investing activities	(26,884)	(50,271)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	25,000	—
Proceeds from issuance of Partnership units	—	54,075
Expenses paid for issuance of Partnership units	—	(320)
Payments of related party debt/financing	—	(1,556)
Proceeds from issuance of general partner units	1,470	—
Loan issuance costs	(250)	—
Excess of purchase price over book value of vessels acquired from entity under common control	—	(10,449)
Distributions paid	(18,005)	(17,523)

Net cash provided by financing activities	8,215	24,227

Net increase in cash and cash equivalents	5,397	62
Cash and cash equivalents at beginning of period	32,471	3,552

Cash and cash equivalents at end of period	$37,868	$3,614

Supplemental cash flow information
Cash paid for interest	$15,804	$15,905
Non-cash activities
Units issued to acquire the vessel owning company of the M/V Cape Agamemnon	57,056	—
Acquisition of above market time charter	48,551	—
Capital expenditures included in liabilities	529	—
Unpaid loan issuance costs	26	—
Reduction in deferred offering expenses	—	55
Net liabilities assumed by CMTC upon vessel contribution to the Partnership	—	31,844

Appendix A — Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Operating Surplus
Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The tables below reconcile Operating Surplus to net income for the three-month period ended June 30, 2011.

For the three-month
Reconciliation of Non-GAAP Financial Measure -	period ended
Operating Surplus	June 30, 2011
Net income	$15,147
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	8,947
Deferred revenue	1,223
Gain on bargain purchase	(16,526)

NET CASH PROVIDED BY OPERATING ACTIVITIES	8,791

Replacement Capital Expenditures	(3,042)

OPERATING SURPLUS	5,749

Reduction on recommended reserves	4,904

AVAILABLE CASH	$10,653

Important Information For Investors And Shareholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between Capital Product Partners L.P. (“CPLP”) and Crude Carriers Corp. (“Crude”) will be submitted to the shareholders of Crude for their consideration. CPLP may file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will contain a prospectus of CPLP and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of Crude prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about CPLP and Crude, the business combination and related matters including the terms and conditions of the transaction. INVESTORS AND SECURITY HOLDERS OF EACH OF CPLP AND CRUDE ARE URGED TO READ THE FORM F- 4, THE PROSPECTUS AND THE OTHER DOCUMENTS, AS THEY MAY BE AMENDED FROM TIME TO TIME, THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the prospectus and other documents containing important information about CPLP and Crude, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CPLP will be available free of charge on CPLP’s website at www.capitalpplp.com under the tab “Investor Relations” or by contacting CPLP’s Investor Relations Department at +30 210 4584 950.